07020817

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

25 January 2007

The following text summarizes the significant event of disclosures filed by Metro Pacific Investments Corporation ("MPIC"), a subsidiary of First Pacific Company Limited, with the Philippine Stock Exchange on the SEC Form 17-C on 24 January 2007

Today, 24th January 2007 the sale transaction of 83.97% of Maynilad Water Services Company to Metro Pacific Investments Corporation and its partner, DMCI Holdings, was concluded at a special Completion Ceremony held at Malacanang Palace. The ceremonies were presided by Her Excellency, the President of the Republic of the Philippines, Madam Gloria Macapagal Arroyo.

"A new era of service and improvement begins for the millions of water customers in Metro Manila's West Concession Zone," said MPIC Chairman Manuel V. Pangilinan. "Throughout First Pacific's history, we've built companies and transformed others – including PLDT – into customer centric and profitable organizations. I am confident that, while it will take some time to formalize our plans and to begin putting them in action, that our goal of providing safe and reliable 24-hour water supplies to Maynilad's customers will become a reality."

Following are pertinent details with regards to the Completion Certificate which was signed by representatives of MWSS and MPIC and DMCI.

1. DMCI Holdings, Inc. ("DMCI") and Metro Pacific Investments Corporation ("MPIC"), both publicly-listed companies, each own 50% of the outstanding capital stock of DMCI-MPIC Water Company, Inc. (the "Water Company"). The latter won the bid for acquiring from the Metropolitan Waterworks and Sewerage System ("MWSS") certain receivables from Maynilad Water Services, Inc. ("Maynilad") and the right to convert those receivables to 83.97% common shares in Maynilad.

2. As of January 24, 2007, all the conditions for completion of the acquisition by the Water Company of 83.97% equity in Maynilad have been completed and DMCI-MPIC Water Company turned over the Certificate evidencing the release of the amount of US$59M placed in escrow with the Landbank of the Philippines to MWSS.

END